EXHIBIT 12

                                CARNIVAL CORPORATION
                        RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

                                    YEARS ENDED NOVEMBER 30,
                             2000       1999       1998      1997      1996
Net Income               $  965,458  $1,027,240  $835,885  $666,050 $566,302
Income tax expense            1,094       2,778     3,815     6,233    9,045

Income before
  income taxes              966,552   1,030,018   839,700   672,283  575,347

Adjustment to Earnings:
  Minority interest                      14,014    11,102
  Income from affiliates in
    excess of dividends
    received                (21,362)    (60,671)  (63,059) (46,569) (43,224)

Earnings as adjusted        945,190     983,361   787,743  625,714  532,123

Fixed Charges:
  Interest expense          41,372      46,956    57,772    55,898   64,092
  Interest portion of
    rent expense (1)         3,509       3,405     3,480     3,528    3,093
  Capitalized interest      41,110      40,908    35,130    16,846   25,799

Total fixed charges         85,991      91,269    96,382    76,272   92,984

Fixed charges not affecting
  earnings:
    Capitalized interest   (41,110)    (40,908)  (35,130)  (16,846) (25,799)
Earnings before fixed
  Charges                $ 990,071  $1,033,722  $848,995  $685,140 $599,308

Ratio of earnings to
  fixed charges              11.5 x     11.3 x      8.8 x     9.0 x    6.4 x

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(1) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.